Filed by Lehman Brothers Holdings Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Neuberger Berman Inc.
Commission File No. 001-15361

Date: September 8, 2003

The attached document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the acquisition of Neuberger Berman by Lehman Brothers, including financial and operating results, synergy benefits and any accretion to reported earnings that may be realized from the acquisition; Lehman Brothers’ and Neuberger Berman’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (ii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based upon management’s current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond our control. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (1) whether the stockholders of Neuberger Berman approve the proposed transaction; (2) the satisfaction of the other conditions specified in the merger agreement, including without limitation the receipt of required governmental and other third-party approvals of the proposed transaction; (3) the ability to successfully combine the businesses of Lehman Brothers and Neuberger Berman; (4) the realization of revenue and cost synergy benefits from the proposed transaction; (5) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees; (6) changes in the stock market and interest rate environment that affect revenues; and (7) competition. Lehman Brothers and Neuberger Berman do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date such forward-looking statement is made.

The attached document shall not constitute an offer of any securities for sale. The proposed transaction will be submitted to Neuberger Berman’s stockholders for their consideration. Lehman Brothers filed a Registration Statement on Form S-4, which contains a proxy statement/prospectus, with the Securities and Exchange Commission (“SEC”) on August 15, 2003. The Registration Statement may be amended from time to time. Stockholders of Neuberger Berman are urged to read the Registration Statement and proxy statement/prospectus contained within it and any other relevant materials filed by Neuberger Berman or Lehman Brothers with the SEC because they contain, or will contain, important information about Neuberger Berman, Lehman Brothers and the transaction. Neuberger Berman stockholders may obtain a free copy of the Registration Statement and proxy statement/prospectus and other documents filed by Lehman Brothers and Neuberger Berman with the SEC at the SEC’s Internet site (http://www.sec.gov/). Copies of these documents also can be obtained, without charge, from Lehman Brothers, Investor Relations, 745 Seventh Avenue, New York, New York 10019 (212-526-3267) or Neuberger Berman, Corporate Communications, 605 Third Avenue, New York, New York 10158 (212-476-8125).

Lehman Brothers, Neuberger Berman and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Neuberger Berman in connection with the proposed transaction. Information about the directors and executive officers of Lehman Brothers is set forth in the proxy statement on Schedule 14A, dated February 28, 2003, for Lehman Brothers’ 2003 annual meeting of stockholders. Information about directors and executive officers of Neuberger Berman and their ownership of Neuberger Berman common stock is set forth in the proxy statement on Schedule 14A, dated April 16, 2003, for Neuberger Berman’s 2003 annual meeting of stockholders. Additional information regarding participants in the proxy solicitation may be obtained by reading the proxy statement/prospectus regarding the proposed transaction.

* * *

The following presentation was made by Lehman Brothers on September 8, 2003 at a conference for the financial services industry:

Lehman Brothers Financial Services Conference

Bradley H. Jack

Chief Operating Officer

September 8, 2003

LEHMAN BROTHERS

Cautionary Notes

Some of the statements contained in this presentation, including those relating to Lehman Brothers’ strategy and other statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” and similar expressions, may be forward-looking statements. These statements are not historical facts but instead represent only Lehman Brothers’ expectations, estimates and projections regarding future events. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict, which may include, but are not limited to, market fluctuations and volatility, industry competition and changes in the competitive environment, investor sentiment, liquidity risks, credit ratings changes, credit exposure, l egal and regulatory changes and risks related to the execution and consummation of the business combination between Lehman Brothers and Neuberger Berman. (For further discussion of these risks, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Lehman Brothers’ most recent Annual Report to Shareholders and most recent Quarterly Report on Form 10-Q and Registration Statement on Form S-4 filed by Lehman Brothers with the Securities and Exchange Commission (“SEC”) on August 15, 2003.). Lehman Brothers’ actual results and financial condition may differ, perhaps materially, from the anticipated results and financial condition in any such forward-looking statements and, accordingly, readers are cautioned not to place undue reliance on such statements. Lehman Brothers undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

The Registration Statement may be amended from time to time. Stockholders of Neuberger Berman are urged to read the Registration Statement and proxy statement/prospectus contained within it and any other relevant materials filed by Neuberger Berman or Lehman Brothers with the SEC because they contain, or will contain, important information about Neuberger Berman, Lehman Brothers and the transaction. Neuberger stockholders may obtain a free copy of the Registration Statement and proxy statement/prospectus and other documents filed by Lehman Brothers and Neuberger Berman with the SEC at the SEC’s Internet site (http://www.sec.goc/). Copies of these documents also can be obtained, without charge, from Lehman Brothers, Investor Relations, 745 Seventh Avenue, New York, New York 10019 (212-526-3267) or Neuberger Berman, Corporate Communications, 605 Third Avenue, New York, New York 10158 (212-476-8125).

1

Industry Strength: Revenues Remain Subject to Economic Cycle

Although net revenues for the U.S. investment banks have grown fivefold since the last recession, revenue levels continue to be influenced by the economic cycle. The current revenue downturn has been a bit deeper (32% peak-to-trough decline vs. 31%) and longer in duration (13 quarters to date vs. 6 quarters) than the last recessionary period

Net Revenues 1989-1992 & 2000-E2003

1.	Quarterly net revenues of Bear Stearns, Merrill Lynch, Morgan Stanley, Salomon Inc. and Shearson Lehman Brothers used for the period 1989-1992. Quarterly net revenues of Bear Stearns, Citigroup Global Corporate and Investment Bank, Goldman Sachs, Lehman Brothers, Merrill Lynch and Morgan Stanley used for the period 2000-1H03.

2

Industry Strength: Lower Earnings Volatility

The investment banks have experienced a less dramatic drop in earnings and significantly less volatility through the current cycle than in the past downturn because the firms enjoy much greater revenue diversification, both by business and geography, and because of substantially better management of expenses, risk and capital

Net Income 1989-1992 (Indexed to 1Q89)

Net Income 2000-1H03 (Indexed to 1Q00)

1.	Quarterly net income of Bear Stearns, Merrill Lynch, Morgan Stanley, Salomon Inc. and Shearson Lehman Brothers used for the period 1989-1992. Quarterly net income of Bear Stearns, Citigroup Global Corporate and Investment Bank, Goldman Sachs, Lehman Brothers, Merrill Lynch and Morgan Stanley used for the period 2000-1H03.

3

Industry Strength: Higher Cross-Cycle Margins

While economic and market conditions exert a significant impact on top-line revenues in any part of a cycle, the investment banks have strongly improved their ability to deliver a greater portion of revenues to the bottom line, creating more sustainable and stable margins. One key factor: the firms have acted more quickly to reduce capacity, with headcount down 17% from its peak during the current period versus 5% in the last downturn.

Average Pre-Tax Operating Margin 1989-1992

Average Pre-Tax Operating Margin 2000-1H03

1.	Quarterly average pre-tax operating margin of Bear Stearns, Merrill Lynch, Morgan Stanley, Salomon Inc. (pre-tax operating income only) and Shearson Lehman Brothers used for the period 1989-1992. Quarterly average pre-tax operating income and average annual headcount of Bear Stearns, Citigroup Global Corporate and Investment Bank, Goldman Sachs, Lehman Brothers, Merrill Lynch and Morgan Stanley used for the period 2000-1H03.

4

Industry Strength: Lower Net Leverage

The investment banks hold nearly five times more equity capital today than they did during the last downturn, and as more efficient capital utilization has prevailed, industry-wide net leverage has decreased

Average Leverage 1989-1992	Average Leverage 2000-1H03

1.	Quarterly average net leverage of Bear Stearns, Merrill Lynch, Morgan Stanley, Salomon Inc. and Shearson Lehman Brothers used for the period 1989-1992. Quarterly average net leverage of Bear Stearns, Goldman Sachs, Lehman Brothers, Merrill Lynch and Morgan Stanley used for the period 2000-1H03.

5

Industry Strength: Conservative Risk Management

The investment banks have become extremely careful and conservative managers of risk, which has been one of the most important factors in the industry’s strong cross-cycle performance. The firms have largely avoided the large credit losses of earlier periods

Quarterly Value at Risk Absolute & as a % of Tangible Shareholder Equity 2000-1H03

Absolute VaR: left scale; VaR as a % of tangible equity: right scale

1.	Absolute value at risk and value at risk as a % of tangible shareholder equity of Bear Stearns, Goldman Sachs, Lehman Brothers, Merrill Lynch and Morgan Stanley from 2000-1H03.

6

Industry Strength: Balance Sheet Discipline

The investment banks have managed their balance sheets much more effectively through the current cycle than they did during the 1990-91 period, during which several firms failed due primarily to credit risk concentrations and liquidity issues. The growth of hedging instruments and the dissemination of balance sheet risk to the broader capital markets have produced healthy, diversified, well-hedged balance sheets, a model now being emulated by the commercial banks

Credit Derivatives and CDOs(1)	Secondary Loan Trading Volume

($ Billions)	($ Billions)

Source: Lehman Brothers Research	Source: Loan Pricing Corporation
1. Notional amounts outstanding

7

Industry Strength: More Consistent Returns

Industry-wide return on equity has remained strong and stable throughout the current cycle, a testament to improved management of risk, capital and expenses, and more diversified business models

Average ROE 1989-1992	Average ROE 2000-1H03

1.	Quarterly average return on equity for Bear Stearns, Merrill Lynch, Morgan Stanley, Salomon Inc. and Shearson Lehman Brothers used for the period 1989-1992. Quarterly average return on equity for Bear Stearns, Goldman Sachs, Lehman Brothers, Merrill Lynch and Morgan Stanley used for the period 2000-1H03.

8

Industry Strength: Cross-Cycle Resiliency

Securities industry revenues have grown at an average rate of 14% over the past
30 years. Significant two-year recovery phases have tended to follow revenue downturns

Historical Revenue Growth	Cyclical Revenue Volatility

Time Period	Revenue Growth %

1970-1979	12.2%

1980-1989	15.7%

1990-1999	14.5%

Average	14.1%

Time Period	Peak to Trough	Trough to Recovery

1972-1974	-23.0%

1974-1976		+49.0%

1989-1990	-9.0%

1991-1993		+20.0%

2000-2002	-39.0%

Source: SIA

9

Changes: Investment Banking

A 39% decline in M&A completions in 2002 and a further 21% decrease in 2003 (annualized), coupled with a 26% drop in equity issuance from 2001 levels have prompted cyclical shifts within Investment Banking units industry-wide

Producer headcount has declined by 26% on average and required a much more focused client targeting effort by firms

Firms have been forced to “disinvest” in TMT sectors and allocate more resources towards financial sponsors, financial institutions, power and industrial sectors.

Pyramid structure has steepened as the base of junior bankers has narrowed and e-banking has become more prevalent.

–	Firms increasingly experiment with outsourcing some of their functions to variablize their cost base

Capital markets desks are becoming increasingly integrated to better serve clients’ “one-stop” and recapitalization needs

Pipelines are increasingly understated as the equity markets follow the debt protocol of issuing secondary offerings from shelf registrations

Equity research settlement has significantly altered the modus operandi for bankers

10

Changes: Equities

The lower market capitalizations and asset outflows of 2001-02 have forced secular changes on the business, particularly in the realm of execution alternatives

Several factors are decreasing the traditional cash business’s fee pool by approximately 15% a year: products (programs and ETFs), clients (statistical arbitrage) and execution venues (ECNs, direct market access, Nasdaq inter-market) are all increasingly important.

–	Programs now account for 30% of NYSE volume and 15% of Nasdaq.

–	Technology to support electronic trading; portals and “low touch” connectivity are increasingly crucial to the business

Margin compression is being driven by alternative execution venues, as well as by lower share prices and smaller trades.

Hedge funds represent an increasingly important segment of the investor base, accounting for 30% of secondary production while representing only 3% of equity assets under management.

Equity research settlement has helped to effect a re-pricing in research. Further change may be required subject to developments within the cash business.

11

Changes: Fixed Income

The global fixed income markets have grown to a size of $17.3 trillion on the basis of growing demand for less risky asset classes, out-performance from a total return perspective, newer asset classes and significant structural change

Central bank policy has never been more proactive, as monetary policy has become an easier lever to control than fiscal policy.

Consolidation on both the investor and broker/dealer sides has created investors of tremendous scale with less capital deployed in the business by the broker/dealer community.

E-trading in liquid asset classes such as governments and foreign exchange has grown dramatically as a result (e.g. 40% of the U.S. Treasury market).

Worldwide volatility has never been higher on both a yield curve and credit spread basis, reflecting uncertainty, the dominance of relative value investors that perform vs. benchmarks, and the convergence of the cash and credit markets.

The bond, loan and derivatives markets continue to converge as the credit lending function increasingly consolidates into the institutional capital markets. Disintermediation is expected to continue subject to regulatory reform in certain markets.

Hedge funds have re-emerged as an active investor class, albeit less leveraged than before, as capital structure arbitrage continues to grow.

The growth in derivatives has expanded the ability to hedge risk.

12

Business Changes: High Net Worth

The HNW business has proven to be one of the most stable through the current downturn. In 2002, the number of HNW individuals grew by 2.1% to 7.3 million people – albeit one of its slowest growth rates recorded in recent years. HNWI wealth grew by 3.6% to $27.2 trillion last year, with positive growth in Asia and Europe and declines in North America. Risk aversion increased as assets were increasingly diverted to fixed income, real estate and other alternatives for wealth preservation, and HNWIs sought expert advice rather than self-directed investment. Cap Gemini expects HNW assets to grow an average of 7% a year over the next five years to $38 trillion by 2007

Number of HNWIs by Region, 2002		HNWI Financial Wealth by Region, 2002

Source: Cap Gemini Ernst & Young and Merrill Lynch

13

Changes: Europe and Asia

Severe market contractions and a slower pace of reform have pressured fee pools. Robust fixed income activity, client restructurings and balance sheet optimization continue to present opportunities

Europe

Peak to trough equity market contractions have been more severe in Europe than in the U.S. (DAX declined 73% and CAC declined 65% vs. 49% for the S&P 500). As a result, business volumes and fee pools have also declined more dramatically. Our expectation is for industry-wide banking and equity fee pools to return to 1999 levels by 2005.

Capital markets growth has also been impeded by delays in pension fund reform and state funding subsidies that are not scheduled for elimination until 2004. The latter has impaired bank disintermediation, where banks supply over 85% of corporate debt and where year-to-date debt issuance has totaled only 55% of the U.S. total.

Relatively low interest rates and investor risk aversion have bolstered the fixed income markets. Issuance has increased 40% year-over-year and fee pools have risen with higher structured finance, derivatives and futures activity.

Asia

Business has shifted to northern Asia after the post-1997 restructuring in southern Asia.

Banking reform, recognition of and reserving for NPLs continues, albeit slowly.

Bankruptcy and securitization laws are moving toward a capital markets paradigm in a number of countries.

Derivatives and structured finance markets continue to grow.

14

Changes: Regulatory

While Sarbanes-Oxley, SEC and FASB changes have all enhanced corporate governance and financial reporting transparency, the global equity research settlement has imposed the biggest changes on the day-to-day operations within the industry and may ultimately result in changes to the equity research model

Required behavioral changes include a separation of research and investment banking:

—	Chaperoned communications between research analysts and bankers

—	Ban on research analysts attending banking pitches

—	Effective ban on three-way meetings (banker/analyst/company)

—	Ban on research analysts attending deal-related roadshows

—	Ban on banking input into research coverage decisions

—	Ban on bankers reviewing equity research reports in advance

—	Ban on bankers evaluating research analysts

—	Ban on research analysts sourcing banking deals

—	Shut-down on e-mail communications between investment banking and research

Independent research will be provided at no cost to investors for five years, in addition to proprietary reports. Independent consultants for each firm will hire at least three independent research firms to provide stock analysis.

Investment firms must make public their ratings, price targets and earnings forecasts within 90 days after the end of each quarter. Independent monitors hired at each firm will report to regulators on the firm’s compliance with the settlement agreement.

Investment firms will no longer be allowed to allocate shares of initial public offerings to officers or directors of public companies from which they have sought or received investment banking business.

15

Opportunities: Improving Economic and Market Conditions

Global economic conditions have improved substantially since the end of the war in Iraq, but uncertainty persists

Improving Conditions

Macroeconomics

—	GDP growth rates are beginning to improve. Lehman Brothers economists predict 2.5% global GDP growth in 2004, led by a 3.6% rise in U.S. GDP

—	Worldwide capacity indicates that core inflation will remain low

—	Labor markets have stabilized, and corporate confidence has begun to rise

—	Geopolitical and corporate governance issues have eased their grip on sentiment, increasing the sense of stability

—	Interest rates remain near historically low levels, and we do not anticipate Fed rate hikes until September 2004

Investment Banking

—	Continued need for balance sheet repair via consolidation, divestitures and recapitalizations

—	Though recent signs indicate improving trends, M&A and equity issuance remain at mid-1990’s levels

—	Global debt issuance is expected to set another new record in 2003 and moderate in 2004 as corporate cash flow improves and refinancings moderate

Capital Markets

—	Equity markets, fueled in part by resolution of the war in Iraq, have rallied and volumes have improved

—	Despite the recent rise in interest rates, conditions in fixed income remain favorable; tight credit spreads and extremely high volatility have spurred record secondary trading

—	Spurred by improving economic conditions, investors have begun to shift assets to higher-risk asset classes, including high yield bonds and equities

16

Opportunities: Investment Banking

Our expectation is for M&A completions to recover at least to trend and increase in tandem with the economy as global GDP growth improves from under 1% to 2.5% in the latter half of 2003. M&A fees are also highly correlated to market capitalization; consequently, improvements in earnings/valuations should also serve to enhance the M&A fee pool

Global Completed M&A (1990 – YTD 2003) as % of G7 Nominal GDP (1)

Estimated M&A Fees and FTSE World Index Market Capitalization

Sources: 1. OECD Main Economic Indicators, Lehman Brothers Global Economics, Thomson Financial.

17

Opportunities: M&A Outlook Brightening

Although global M&A transaction volumes are currently at 1995 levels, the trend in M&A announcements to completions has recently begun to improve, resulting in a gradual replenishment of pipeline

Ratio of Announced M&A to Completed M&A (Global Volume)

18

Opportunities: Equity Origination

Much like in the early 1990s, the need for corporate re-equitization is real, given the amount of leverage that remains on company balance sheets and ongoing pressure from the rating agencies

Total U.S. Corporate Debt/Total Capitalization (1)	Equity Origination Momentum

2003 issuance trending upward: $46 billion calendar 1Q03, $100 billion in 2Q03 and $69 billion to date in 3Q03

2003 issuance has fallen by 7% year-over-year due to a dearth of IPOs; secondaries and convertibles have comprised 88% of issuance as part of this re-equitization

Key sectors remain highly leveraged – Telecom, Basic Industries, and Energy/Power have Total Debt/Total Capital ratios of 50%, 41% and 36%, respectively

Moody’s High Grade Downgrade/Upgrade Ratio (2)	Rating Agency Concerns

In S&P’s coverage universe, all U.S. and European corporate issuers, approximately 35% and 29%, respectively, have a negative bias

Rating agencies are pressuring corporations to reduce their debt levels by divesting assets or by issuing equity

19

Opportunities: Fixed Income Origination

In fixed income origination, our forecast is for global issuance to achieve a record level in 2003 due to higher sovereign borrowing, a heavy calendar of refinancing, and strength in high yield and global asset-backed securities

Global Debt Origination

1.	Source: Lehman Brothers Fixed Income Research.
2.	YTD 2003 as of 7/30/03.

20

Opportunities: Equity Capital Markets

Since the conclusion of the Iraq war, the equity markets have been characterized by a healthier market tone, somewhat improving valuations and increases in trading volume. Equities provides the biggest potential for the industry’s profit recovery, and a number of signals make us cautiously optimistic

Volumes and valuation in the quarter ended August continue to improve.

Equity flows into mutual funds have been positive for 5 months.

The growing universe of hedge funds accounts for approximately 3% of the equity assets under management but 30% of secondary production.

Technology investments have substantially reduced costs per trade, allowing for the growth of program trading and “low-touch” execution.

Upward-trending markets, higher volume and higher margin balances provide a stronger underpinning for prime brokerage.

In derivatives, increased volatility in Europe and Asia has led to greater demands for principal protection strategies and structured finance.

21

Opportunities: Fixed Income Capital Markets

Despite the recent back-up in rates, fixed income trading continues to benefit from high levels of volatility, a steep yield curve and an improvement in credit quality. These factors should continue to bolster high yield and derivative activity. Additionally, the growth in structured finance products outside the U.S. is proceeding at a rapid pace

Growth Opportunities

High yield and leveraged loans

Interest rate derivatives

Commercial mortgage-backed securities

Non-U.S. residential mortgage securitizations

Asset-backed securities

Foreign exchange

Collateralized debt obligations

Collateralized loan obligations

Credit derivatives

22

Opportunities: The Transition From Fixed Income to Equities

Historically, stocks have performed well in a rising interest rate environment because a stronger economy generates stronger earnings growth. This model has held true with the exception of higher inflation periods. In economic recoveries since 1954, the Fed has waited an average of 18 months after its last easing before tightening rates. (Lehman anticipates the first 25 bp hike in September 2004)

S&P 500 Asset Returns and Inflation: 1926 to Present

CPI YoY	Total Months	S&P 500 Annualized Total Return	LT Govt Bond Annualized Total Return

< 0%	125	14.9	4.1

0%-2%	219	14.1	4.5

2%-4%	288	16.1	7.2

4%-6%	122	6.5	10.1

6%-10%	106	7.8	6.3

>10%	70	5.4	-0.3

Note: Average monthly returns and annualized.
Source: Lehman Brothers, Ibbotson Associates, Bloomberg

23

Opportunities: High Net Worth Investors

Favorable demographics (aging baby-boomers), pension reform, higher savings rates and intergenerational wealth transfer make this a particularly appealing investor segment. Recent trends have indicated a shift towards more diverse (and risk averse) asset classes to preserve wealth and a preference for managed accounts and trusts. HNW clients have also demonstrated a willingness to use a larger number of providers, reflecting growing dissatisfaction with current providers

Average HNWI Financial Asset Breakdown, 2002%	HNWI AUM Spread Across Firms

Note: Alternative Investments include structured products, luxury valuables and collectibles, hedge funds, managed futures, and precious metals. Source: Cap Gemini Ernst & Young analysis.	Source: Spectrem Group HNW Survey.

24

Opportunities: Europe and Asia

Europe

Need for cross border consolidations across industries with excess capacities
M&A growth in Europe likely to be stronger than U.S. Expect sponsors activity will persist
Continued privatization developments: Expect volumes to increase, especially in utilities

Hedge funds are an increasingly important client segment – now represent 25% of market
Strong growth of listed derivatives provides new business opportunities
Corporates & insurance companies increased appetite for structured products

Unprecedented levels of debt issuance; new EU members (Hungary, Poland) supporting acceleration
Rapid growth in structured finance, credit derivatives and securitization

Asia

Significant restructuring opportunities – consolidation as well as asset divestitures and cross-shareholding monetizations

Create monetization solutions for clients on cross-shareholdings
Growth of Asian hedge fund market – from $14 billion in AUM in 2001 to $20 billion in 2002

Financial institutions need to dispose of an estimated $2 trillion in non-performing loans in the region
(primarily Japan, China, Korea and Taiwan)
Development of new asset classes such as structured products and credit derivatives

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Franchise Strengths: Consistent Long-Term Growth Strategy

Across the cycle, we have remained committed to our long-term strategy of growth and top of peer group financial performance. In order to optimize our financial performance and business opportunities in all market environments, we have continued to focus on:

Building market share

Re-allocating resources to stronger-performing businesses and regions

Managing cross-cycle profitability

Continuing to leverage our core competencies around expenses, risk and capital/liquidity management

Differentiating ourselves through creative, tailored solutions for our clients

Achieving top of peer group performance

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Franchise Strengths: Revenue Diversification

Our portfolio of businesses is capable of strong performance across the business cycle. Our diversified revenue mix has remained consistent through the cycle, providing reliable cross-cycle revenues. Regionally, our non-U.S. operations continue to contribute among the highest proportion of total revenues relative to our peers

Revenue Diversification by Business Unit

Revenue Diversification by Region

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Franchise Strength: Growing Market Share

Lehman Brothers has achieved worldwide market share and fee share gains across products, demonstrating the Firm’s ability to compete and win mandates even at the bottom of the cycle. Further, we have developed an industry-leading Financial Sponsors franchise, which, combined with our market and fee share gains, will provide us with substantial leverage to take advantage of improving investment banking conditions

U.S. M&A Announced	Equity (Lead)

Common Stock	Investment Grade (2)	High Yield

28

Franchise Strength: Capital Markets Customer Flows

Our Capital Markets business is predicated on a customer flow-driven business model. Through 1H03, customer flow revenues, which account for the bulk of Capital Markets and Client Services revenues, have increased at a rate of 10.3% per year on the basis of a growing investor base coupled with higher levels of penetration with these accounts

Quarterly Customer Flow Revenues as Measured by Sales Credits (Indexed to Q4 1998)

29

Franchise Strength: Equities

The development of our Equities Division is evident in our increased share of secondary trading volume, the increased number of stocks in which we make markets, and our growing presence in prime brokerage and equity derivatives

Equity Trading Market Share	Recent Equities Achievements

Increased trading market share in all major cash markets

Doubled the number of NASDAQ stocks in which we make markets since 1999

Ranked #2 in 2002 Institutional Investor U.S. Equity Research poll with 52 total positions, one position away from the top-ranked firm. The Firm's ranking has improved from #5 in 2001 and #12 in 1996

Prime Brokerage business received seven “Best in Class” Awards from Global Custodian with particular strength among hedge funds with assets in excess of $500 million

Increased market share in program trades to approximately 4.5% in 2002 from 2.5% in 2000

Source: Autex, Lehman Brothers estimates

30

Franchise Strength: Fixed Income Diversification

Lehman Brothers offers integrated coverage and excellence across the entire spectrum of fixed income products. This division is highly diversified, and no single product area accounted for more than 20% of revenues in 2002 or 1H03

31

Franchise Strength: Client Services

Our Client Services segment continues to produce reliable profitability and opportunities for growth in the high net worth, asset management and alternative asset management areas

Wealth and Asset Management

Our high net worth client business has produced steady profits throughout the current economic cycle

Broker productivity remains best-in-class, at $1.9 million per investment representative year-to-date (annualized)

Recently completed acquisition of $29 billion in fixed income assets from Lincoln Capital

Established Lehman Brothers Alternative Investment Management (“LBAIM”), our fund of hedge funds business, by partnering with the firm Ehrenkranz & Ehrenkranz (E&E). In the aggregate, LBAIM and E&E manage approximately $3 bn in AUM.

Private Equity

Currently, we manage $4.5 billion of private equity funds in asset classes such as commercial real estate, merchant banking and venture capital

32

Franchise Strength: Maximizing Value

We regard the management of expenses, risk and capital/liquidity as “core competencies,” and our focus on these functions has helped to ensure our cross-cycle success by delivering a larger proportion of every revenue dollar to our bottom line

Pretax Margin [1,2]

Core Competencies

Expenses		Capital		Risk

—	Highly variable expense base	—	Conservative funding strategy	—	Highly sophisticated modeling

—	Culture of expense vigilance	—	Low short-term debt levels	—	Conservative risk appetite

—	Performance-based compensation	—	Aggressive buyback program	—	Rigorous process for capital commitments

1.	Peers is an average that includes Goldman Sachs, Merrill Lynch and Morgan Stanley (excluding Credit Services). 1H03 revenues were annalized for comparison purposes.
2.	As a result of special charges incurred in 2003, 2002 and 2001, the Firm's pretax margins were reduced by 1.9%, 1.7% and 1.8%, respectively. In 2003, 2002, and 2001. Peer's pretax margins were reduced by 2.5%, 0.7% and 3.5%, respectively. 1HO3 comparsion does not include Merrill Lynch.

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Results: Solid Performance in 2002 and 1H03

Despite extremely difficult market conditions, the Firm’s results in 2002 and the first half of 2003 demonstrate continued resiliency in terms of revenue generation, pretax profitability and returns

Income Statement and Select Data

($ millions)	1H03(1)	2002(2)	2001(3)

Net Revenues	4,002	6, 155	6,736

Expenses

Compensation & benefits	2,041	3,139	3,437

Non-personnel	819	1,517	1,424

September 11th related (recoveries)/expenses, net		(108)	127

Other real estate reconfiguration charges	77	128

Regulatory settlement		80

Total Non-Interest Expenses	2,937	4,756	4,988

Pretax/Operating Income	1,065	1,399	1,748

Net Income	738	975	1,255

Earnings Per Share (Diluted)	$ 2.81	$3.47	$4.38

Pretax Margin	26.6%	22.7%	26.0%

Return on Common Equity	16.8%	11.2%	15.9%

1.	Pretax margin and return on common equity for 1HO3 were reduced by 1.9% and 1.0% as a result of a special charge incurred in 2Q03 relating to certain of the Firm's real estate.
2.	Pretax margin and return on common equity for 2002 were reduced by 1.7% and 1.0% as a result of special charges incurred in 4Q02 relating to real estate reconfiguration, September 11th related (recoveries)/expenses, net, and the regulatory analyst settlement.
3.	Pretax margin and return on common equity for 2001 were reduced by 1.8% and 1.0% as a result of a special charge incurred in 4Q01 pertaining to September 11th related expenses, net

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Results: Record Quarter in 2Q03

Lehman Brothers recently reported record revenues for the second quarter of 2003. Fixed Income Capital Markets posted its best quarter ever, while Equity Capital Markets, Investment Banking and Client Services all experienced significant sequential improvement

Lehman Brothers 2Q03 Results[1]	Lehman Brothers vs. Peers[2]
(In $ millions, except per share data)
	2Q03	1Q03%		2Q02%

Investment Banking	$426	$366	16%	$454	-6%
Capital Markets
Equities	450	276	63%	324	39%		Lehman
Fixed Income	1,186	891	33%	676	76%		Brothers	Peers

Total	1,636	1,167	40%	1,000	64%	Net Revenue: 2Q03 vs. 1Q03	+34%	-1%

Client Services	229	178	29%	209	10%
						Net Income: 2Q03 vs. 1Q03	+45%	+2%
Total Net Revenues	2,291	1,711	34%	1,663	38%

Net Income	437	301	45%	296	48%	Pretax Margin: 2Q03	27.4%	26.0%

EPS (Diluted)	$1.67	$1.15	45%	$1.08	55%	ROE: 2Q03	19.6%	16.1%

Pretax Margin (%)	27.4	25.6		26.2

ROE (%)	19.6	13.9		14.1

1.	2Q03 results include the effect of a $77 million pretax ($45 million after tax) special charge related to certain of the Firm’s real estate. Diluted EPS, pretax margin and ROE were reduced by $0.17, 3.4% and 2.1%, respectively.
2.	Peers is an average that includes Bear Stearns, Goldman Sachs, Merrill Lynch and Morgan Stanley (excluding Credit Services except for the ROE average). As a result of a special charge incurred in 2Q03 by Morgan Stanley, the Peers' average net income change, pretax margin and ROE were reduced by 8.0%, 2.3% and 1.0%, respectively.

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Results: Strong Cross-Cycle Growth Performance

Lehman Brothers has increased its annual rate of revenue and earnings growth at a faster pace than its peers, the S&P financials, or the S&P 500

5 Year Compounded Growth Rates

5 Year CAGR	Lehman	Industry	S&P	S&P
1997-2002	Brothers	Peers[2]	Financials	500

Net Revenues	9.7%	7.1%	8.2%	5.1%

Net Income[1]	10.2%	7.7%	9.8%	4.5%

1.	Including special charges incurred in 2002, Lehman Brothers and its industry peers’ net income CAGRs would be reduced by 1.6% and 0.5%, respectively.
2.	Industry Peers is an average of Goldman Sachs, Merrill Lynch, and Morgan Stanley. Goldman Sachs CAGR calculated for four years.
3.	Sources: Factset, Standard & Poor’s.

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Opportunities: Unique Capacity to Leverage Recovery

While Lehman Brothers outperformed its peers in 1999 and 2000, when Equities and Investment Banking were the primary drivers of revenues, we have since made significant gains in market share across products and regions in both of these segments. We believe these gains on an already-solid base provide us with substantial leverage to outperform when a recovery begins in earnest

Investment Banking

	2000	1H03

Investment Banking Revenues	$2.2 billion	$792 million

Market Share (Global)
M&A Announced	8.2%	8.9%
M&A Completed	9.6%	9.5%
Equity (Lead)	2.6%	4.5%
Fixed Income (Lead)	5.9%	6.6%
High Yield	4.7%	7.3%

Equities

	2000	1H03

Equity Capital Markets Revenues	$2.6 billion	$726 million

Market Share
NYSE	4.1%	7.3%
Nasdaq	2.4%	4.1%
Pan-Europe	4.0%	7.8%

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Opportunities: Investment Banking

Under new leadership, we have aligned our Investment Banking franchise to capitalize on these opportunities and continue to grow revenues and market share

New Banking Leadership	Capital Markets
Skip McGee (Head of IBD): formerly one of the Firm’s top producers and managers in the Power and Natural Resources sector	Capitalize on re-equitization opportunity while maintaining profitability (i.e. not buying deals)

Mark Shafir (Head of M&A): track record as trusted advisor to clients worldwide	Continue to grow share across fixed income markets, particularly high yield

Casey Safreno: (Head of Global Healthcare): one of the industry’s top bankers

M&A		Financial Sponsors
Leverage the consistency of client relationships in the current environment		Continue to serve potential $75 billion sponsor base in its activity in the market

Continue penetration in key regional markets		Build on current leadership to capture future monetization opportunities
–	#1 M&A advisor in Asia in 1H03

–	Continue aggressive market share growth in Europe

–	Accelerate our participation in large transactions

Global Finance
Our Investment Banking business is uniquely integrated across products and services with the goal of serving the full scope of our clients' needs. We recently solidified this integration by placing Equity Capital Markets, Debt Capital Markets, Leveraged Finance, Loans and Private Placements under a single management umbrella called Global Finance.

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Opportunities: Equity Capital Markets

In Equity Capital Markets, we see additional opportunities to gain market share in our cash business while growing our prime brokerage and European derivatives units

Cash
Continue to build global market share

–	Continue to build industry leading technology platform for client connectivity

Expansion of Product Marketing Group to align research and trading across global sectors; integrate with Fixed Income Research to enhance content

Hired Patrick Whalen, one of the equities industry’s most accomplished professionals, as head of equity trading

Prime Brokerage
Differentiate business to increase client base and penetration: Quality of research and client service, strong stock lending capabilities, and top-tier technology

Significant Progress: In the 2003 Global Custodian Prime Brokerage Survey, for funds with assets greater than $500 million, Lehman Brothers was designated “Best in Class” in four categories – Client Service, Financing, Reporting, and Technology

Significant Progress: In the International Prime Brokerage section of the Global Custodian survey, Lehman Brothers was recognized as “Best in Class” within the categories of Client Service, Financing and Reporting

European Derivatives
Greater volatility of European markets leads to greater demand for principal protection strategies

A growing business for Lehman Brothers:

–	Established new flow derivatives desk

–	Rolling out automated market making platform

–	Developing fund derivatives to accompany growth in European structured finance

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Opportunities: Client Services

Our Client Services Segment will be transformed with the recently announced acquisition of Neuberger Berman. Our existing Client Services businesses have been strongly profitable, but the addition of Neuberger Berman will create an industry-leading high-net-worth and asset management franchise. We anticipate that the new Client Services segment would generate 21% of the Firm’s total 2002 pro forma revenue, up from 13% before the merger, and that the combined entity’s assets under management would total approximately $108 billion

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The Value Proposition: Lehman Brothers Equity

Lehman Brothers continues to represent compelling value, as demonstrated by the Firm’s financial performance relative to current valuations and its prospects for growth as market conditions improve. On a cross-cycle basis (1999-1H03), the sector has significantly outperformed the broader market on a pretax margin and ROE basis. Over the same period, Lehman Brothers’ financial metrics have exceeded those of its peer group

The Valuation Gap
	Cross-Cycle Results(1)		Valuation

	ROE	Pretax Margin	Current P/B	Current P/E

Lehman Brothers	20.2%	29.8%	1.8x	12.7x
Investment Bank Index(2)	19.5%	25.9%	2.0x	14.3x
S&P 500	17.0%	15.0%	5.0x	19.0x

(1)	Average of fiscal year results from 1999 through IH03, excluding any special charges or gains.
(2)	Includes Merrill Lynch, Morgan Stanley, Bear Stearns and Goldman Sachs.

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